UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Stadium Entertainment Holding, Inc.

File No. 024-10240 - CF#23402

Stadium Entertainment Holding, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A Offering Statement filed on March 3, 2009 and amended July 22, 2009.

Based on representations by Stadium Entertainment Holding, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 6.2	through March 1, 2014
Exhibit 6.3	through March 1, 2011
Exhibit 6.4	through March 1, 2011
Exhibit 6.5	through March 1, 2014
Exhibit 6.6	through March 1, 2011
Exhibit 6.7	through March 1, 2014
Exhibit 6.8	through March 1, 2011
Exhibit 6.9	through March 1, 2014
Exhibit 6.10	through March 1, 2012
Exhibit 6.11	through March 1, 2011
Exhibit 6.12	through March 1, 2014
Exhibit 6.21	through October 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel